United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: General Motors Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of General Motors Company

RE: The case to vote FOR Item No. 5 on the 2023 Proxy Ballot (“Shareholder Proposal Requesting a Report on the Company’s Operations in China”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item No. 5 on the 2023 proxy ballot of General Motors Company (“General Motors” or the “Company”). The Resolved clause states:

Shareholders request that, beginning in 2023, General Motors Company (“GM”) report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company’s reliance on activities conducted within, and under control of, the Communist Chinese government.

This report is necessary because:

1)Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

2)The potential damage from General Motors’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

3)Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

China poses a unique challenge gives its size, strength, and track record of constricting the freedom of its people and abusing their human rights.

Against this backdrop, it’s unrealistic and irresponsible for General Motors to contend that doing business with China is comparable to other business risks disclosed in existing reports and filings – especially given the company’s dependence on China for revenue and supply.

To summarize the many challenges posed by China:

-China is the second-largest country in the world by nominal GDP,1 and the largest country in the world by GDP in purchasing power parity (PPP).2

-The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.”3

What makes China’s size and emerging strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and antagonizes its adversaries – including the United States. This includes:

Human trafficking and oppression of ethnic minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting:

1 “GDP: All countries and economies,” The World Bank, accessed April 30, 2023. See https://data.worldbank.org/indicator/NY.GDP.MKTP.CD?most_recent_value_desc=true&view=map.

2 “Country comparisons – real GDP,” Central Intelligence Agency: The World Factbook, accessed April 30, 2023. See https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison.

3 Jinping, Xi. “Full text of Xi Jinping’s report at 19th CPC National Congress,” China Daily, November 4, 2017. See http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm.

There was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.”4 5

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

Cyber warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP “engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”6

Escalating military threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world, what with 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the

United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”[7]

China has recently demonstrated its intention to project power by repeatedly conducting military operations around Taiwan8 and sending large numbers of fighter jets into Taiwan’s Air Defense

4 “Trafficking in persons report: July 2022,” United States Department of State, July 2022. See https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf.

5 “Against their will: the situation in Xinjiang,” U.S. Department of Labor, accessed April 30, 2023. See https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang.

6 “China cyber threat overview and advisories,” Cybersecurity & Infrastructure Security Agency, accessed April 30, 2023. See https://www.cisa.gov/uscert/china.

7 “Military and security developments involving the People’s Republic of China: 2022,” U.S. Department of Defense, October 26, 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF.

8 Varandani, Suman. “Taiwan intercepts 9 PLA military aircraft, 4 naval ships as tensions mount with China,” International Business Times, January 1, 2023. See https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368.

Zone.[9] In regards to Taiwan, China’s ruler Xi Jinping has previously said, “The historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”[10]

China is embarking on efforts to fully modernize its military by 2027, which according to the U.S. Department of Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”[11]

In addition to the above issues, China presents other challenges, such as:

-The CCP’s crackdown on freedoms in Hong Kong.12

-The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.13

-The CCP’s monitoring and control of the Internet in China, which prevents citizens from having open access to uncensored information.14

-Inhumane lockdowns of entire cities due to the CCP’s regressive Zero COVID policy.15

-The CCP’s abusive trade practices16 meant to dominate key U.S. industries.17

9 Cheung, Eric; Jozuka, Emiko; & Yeung, Jessie. “China carries out military exercises near Taiwan and Japan, sending 47 aircraft across Taiwan Strait in ‘strike drill,’” CNN, December 26, 2022. See https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html.

10 “China’s Xi vows ‘reunification’ with Taiwan, but holds off threatening force,” CNBC, October 8, 2021. See https://www.cnbc.com/2021/10/09/china-president-xi-jinping-on-reunification-with-taiwan.html.

11 “Military and security developments involving the People’s Republic of China: 2022,” U.S. Department of Defense, October 26, 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF.

12 Maizland, Lindsay. “Hong Kong’s freedoms: what China promised and how it’s cracking down,” Council on Foreign Relations, May 19, 2022. See https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown.

13 Krolik, Aaron and Mozur, Paul. “A surveillance net blankets China’s cities, giving police vast powers,” New York Times, December 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html.

14 Zhou, Quijia. “Building the (fire) wall: internet censorship in the United States and China,” Harvard International Review, December 28, 2020. See https://hir.harvard.edu/building-the-fire-wall/.

15 Deng, Shawn and Gan, Nectar. “Chinese cities rush to lockdown in show of loyalty to Xi’s ‘zero-Covid’ strategy,” CNN, September 5, 2022. See https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html.

16 Blackburn, Marsha, et. al. “Letter to Secretaries Blinken and Yellen regarding China trips,” United States Senate, January 31, 2023. See https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf.

17 “Commerce finds dumping and countervailable subsidization of imports of steel racks from China,” International Trade Administration, July 18, 2019. See https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf.

-The CCP’s wrongful detainment of U.S. citizens.18

-The CCP’s direct contribution to the fentanyl crisis that is destroying U.S. communities.19

These are all reasons that China ranked 179th out of 180 countries in the latest World Press Freedom Index, placing higher than only North Korea.20 It’s obvious that doing business with such an oppressive and hostile regime has significant risks that must be accounted for and mitigated. Any number of diplomatic, economic, or military events could trigger General Motors to be cut off from both revenue and supply from China.

Shareholders deserve a report focused specifically on the nature and extent to which corporate operations depend on and are vulnerable to China. Existing reports and filings are not transparent or specific enough to address these concerns.

The potential damage from General Motors’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

While General Motors generically discusses business risks in its mandatory regulatory filings, the risks specific to China should be addressed in more detail. The magnitude of its risk in China is not comparable to the general business risks disclosed by the Company, many of which are indistinguishable from the disclosures made by other public companies. China risk reaches across many parts of General Motors’s business, including:

Revenue risk

-  China is one of General Motors’s most critical markets, representing its second-largest market behind only the United States, and one-third of total car sales in the first quarter of 2023.[21] Car sales in the broader Chinese market have fallen 10.3 percent year over year, with General Motors’s revenue from the Chinese market falling 1.7 percent year over year.[22]

18 Kine, Phelim. “Families push Biden for release of jailed Americans in China,” Politico, June 19, 2022. See https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706.

19 Belmonte, Adriana. “How China flooded the U.S. with lethal fentanyl, fueling the opioid crisis,” Yahoo Finance, February 15, 2022. See https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html.

20 Wu, Alex. “China ranks 2nd worst in latest World Press Freedom Index,” Epoch Times, May 6, 2023. See https://www.theepochtimes.com/china-ranks-2nd-worst-in-latest-world-press-freedom-index_5247535.html.

21 “General Motors: Form 10-Q,” United States Securities and Exchange Commission, April 25, 2023. See https://investor.gm.com/static-files/58e9891d-d74c-4f6e-a416-ad1f002fcc5b.

22 Ibid.

-As China continues to reopen its economy, it is expected to be one of the largest contributors to global GDP growth through 2024, with heightened demand and increased travel benefiting the country’s economic growth.23

-

General Motors has two wholly owned foreign enterprises, 10 joint ventures, and over 58,000 employees in China that develop, manufacture or market cars under the Baojun, Buick, Cadillac, Chevrolet and Wuling brands.[24] These joint ventures generated approximately $100 million of equity income during the first quarter of 2023, down 70 percent from their peak profitability levels in 2014 and 2015.[25]

-Competition in the China market has resulted in lower market share and lower profitability for General Motors. The Company says that price competition, higher commodity prices, a challenging regulatory environment, fuel consumption, and “new energy vehicles” will “place pressure on our operations in China.”26 CNBC notes that General Motors’s decline in China is “especially notable” and that the Company “has not offered much assurance on how to reverse the trend other than the promise of new EVs and a new business unit… that will import pricey vehicles with high margins from the U.S. to China.”27

-Russia’s invasion of Ukraine in early 2022 provides recent evidence of how damaging a regional conflict can be. The loss of human life and the need for humanitarian assistance are, of course, the foremost concerns. However, these events also provide recent evidence of how quickly a regional conflict can shut off revenue in the affected region; Boeing lost 90 jet orders;28 McDonald’s shut down 850 locations in Russia where it derived 9 percent of its annual revenue;29 and BP took a $24 billion write-down from exiting Russia.30

23 “China’s reopening is poised to boost global growth,” Goldman Sachs, February 10, 2023. See https://www.goldmansachs.com/insights/pages/chinas-reopening-is-poised-to-boost-global-growth.html.

24 “General Motors in China,” General Motors, accessed May 23, 2023. See https://news.gm.com.cn/en/home/newsroom.detail.html/Pages/news/cn/en/2018/Nov/About-GMChina.html?id=1631783346622.

25 Wayland, Michael. “General Motors’ China business is hurting, and it’s not just because of Covid,” CNBC, March 17, 2023. See https://www.cnbc.com/2023/03/17/general-motors-china-problems.html.

26 “General Motors: Form 10-Q,” United States Securities and Exchange Commission, April 25, 2023. See https://investor.gm.com/static-files/58e9891d-d74c-4f6e-a416-ad1f002fcc5b.

27 Wayland, Michael. “General Motors’ China business is hurting, and it’s not just because of Covid,” CNBC, March 17, 2023. See https://www.cnbc.com/2023/03/17/general-motors-china-problems.html.

28 Isidore, Chris. “Boeing loses more than 90 jet orders due to war in Ukraine,” CNN Business, April 12, 2022. See https://www.cnn.com/2022/04/12/business/boeing-lost-orders/index.html.

29Moon, Brad. “140 companies that have pulled out of Russa,” Kiplinger’s, March 7, 2022. See https://www.kiplinger.com/investing/stocks/604317/companies-pulled-out-of-russia.

30 Bousso, Ron & Nasralla, Shadia. “BP boosts buybacks on soaring energy prices after costly Russia exit,” Reuters, May 3, 2022. See https://www.reuters.com/business/energy/bp-boosts-buybacks-profit-soars-highest-over-decade-2022-05-03/.

-Given General Motors’s reliance on Asian revenue, it is particularly vulnerable to disruption from China’s stated goal of “reunification” with Taiwan. This pressing risk requires immediate and transparent analysis. The effects of regional conflict stemming from China’s hostility toward Taiwan would likely have ripple effects on the global economy, further damaging General Motors’s business.

-According to a Federal Reserve report on the effects of war in Ukraine, “The increased geopolitical risks induced by the Russian invasion of Ukraine will weigh adversely on global economic conditions throughout 2022. Such effects are estimated in our model to reduce GDP and boost inflation significantly, exacerbating the policy trade-offs facing central banks around the world.”31

-It’s likely that an invasion of Taiwan would cause even more damage to the global economy, especially given the world’s reliance on semiconductors from the island nation.32

Operational risk

General Motors has invested a considerable amount into its Chinese infrastructure, thus potential disruptions due to political, economic, regulatory, or health issues could negatively impact the Company’s investments in the region.

-In the 1990s, the U.S. was one of the largest producers of rare earth minerals, but now “The U.S. depends on China for more than half of the minerals and metals deemed critically important for our nation’s economic health and military readiness.”33 The U.S. has only one remaining rare earth mine, which produces lithium, nickel, cobalt, and manganese, though the ore must be shipped to China for processing.34 It’s estimated that 75 percent of electric vehicles in the world use batteries that are at least partly made in China.35 China’s share of cobalt production is expected to increase from 44 percent to 50 percent of global output over the next two years,36 with the country’s cobalt refining representing 77 percent of global capacity.37 China is also the third largest producer of lithium, accounting for 13 percent of global production in 2021. The U.S. only accounts

31 Caldara, Dario, et. al. “The effect of the war in Ukraine on global activity and inflation,” Board of Governors of the Federal Reserve System, May 27, 2022. See https://www.federalreserve.gov/econres/notes/feds-notes/the-effect-of-the-war-in-ukraine-on-global-activity-and-inflation-20220527.html.

32 Nee Lee, Yen. “2 charts show how much the world depends on Taiwan for semiconductors,” CNBC, March 15, 2021. See https://www.cnbc.com/2021/03/16/2-charts-show-how-much-the-world-depends-on-taiwan-for-semiconductors.html.

33 Ervin, Danny. “Let’s take the final step to reshore U.S. mining for battery metals,” Real Clear Energy, January 3, 2023. See https://www.realclearenergy.org/articles/2023/01/03/lets_take_the_final_step_to_reshore_us_mining_for_battery_
metals_873325.html.

34 Ibid.

35 Walcher, Greg. “This subsidy may not cost much,” September 28, 2022. See https://gregwalcher.com/2022/09/28/this-subsidy-wont-cost-much/.

36 “China to increase control over global cobalt supply,” Mining.com, March 13, 2023. See https://www.mining.com/china-to-increase-control-over-global-cobalt-supply-report/.

37 Ibid.

for 1 percent of global lithium production.38 Many U.S. mines have been banned by the Biden Administration, exacerbating the U.S. automotive industry’s reliance on China for materials39 — the most recent case being the 20-year ban on the Duluth Complex in Minnesota, which contains 95 percent of the nation’s nickel reserves, 88 percent of the nation’s cobalt reserves, 51 percent of the nation’s platinum reserves, 48 percent of the nation’s palladium reserves, and 34 percent of the nation’s copper reserves.40

-General Motors is involved with several joint-ventures with Chinese-backed organizations that compromises its operational independence from the CCP. General Motors’s revenue and supply chain is heavily reliant on China, as they have made considerable investments to expand their operations in China.41

-General Motors has committed to a $650 million equity investment in Lithium Americas to fund the extraction and processing of lithium in the Thacker Pass in Nevada.42 Though General Motors claims that this “helps make our supply chain more secure, helps us manage cell costs, and creates jobs,”43 the Company’s reliance on China is still prevalent, as Lithium America is primarily owned by Ganfeng Lithium, a Chinese company that is “led by known Chinese Communist Party members.”44 In reality, this investment to develop domestic production is an attempt by General Motors to gain “EV eligibility for consumer incentives under the U.S. clean energy tax credits,” as the Company is still reliant on China for materials.45 This, of course, helps explain the Company’s motives for lobbying against the provision of the Inflation Reduction Act intended to exclude cars with Chinese-sourced materials from benefiting from government subsidies.46

-Microvast and General Motors have partnered to develop technologies to “improve EV safety, charging and battery life using intellectual property contributions from both

38 McFall, Caitlin. “China beating Tesla, US in African lithium rush,” Fox Business, February 24, 2023. See https://www.foxbusiness.com/markets/china-beating-us-nigerian-lithium-rush-race-go-electric.

39 Altus, Kristen. “Biden slaps 20-year mining ban on Minnesota land, gives more power to China,” Fox Business, February 3, 2023. See https://www.foxbusiness.com/politics/biden-slaps-20-year-mining-ban-on-minnesota-land-give-more-power-china.

40 McClallen, Scott. “Biden blocks mineral mining on 225,000 acres of land, harming EV production needs,” Just the News, January 31, 2023. See https://justthenews.com/nation/states/center-square/biden-admin-blocks-mineral-mining-225000-miles-land.

41 Goh, Brenda & Sun, Yilei. “GM’s China joint venture develops own auto chips,” Reuters, September 15, 2021. See https://www.reuters.com/business/autos-transportation/gms-china-joint-venture-develops-own-auto-chips-2021-09-15/.

42 “GM and Lithium Americas to develop US-sourced lithium production through $650 million equity investment and supply agreement,” Cision PR Newswire, January 31, 2023. See https://www.prnewswire.com/news-releases/gm-and-lithium-americas-to-develop-us-sourced-lithium-production-through-650-million-equity-investment-and-supply-agreement-301734300.html.

43 Ibid.

44 Anderson, Collin. “This foreign company wants to mine massive amounts of lithium in Nevada. First, it must overcome its China problem,” Washington Free Beacon, November 26, 2022. See https://freebeacon.com/national-security/this-foreign-company-wants-to-mine-massive-amounts-of-lithium-in-nevada-first-it-must-overcome-its-china-problem/.

45 “GM and Lithium Americas to develop US-sourced lithium production through $650 million equity investment and supply agreement,” Cision PR Newswire, January 31, 2023. See https://www.prnewswire.com/news-releases/gm-and-lithium-americas-to-develop-us-sourced-lithium-production-through-650-million-equity-investment-and-supply-agreement-301734300.html.

46 Carney, John. “China first: automakers push to allow EV tax credits for China-sourced batteries,” Breitbart.com, August 4, 2022. See https://www.breitbart.com/politics/2022/08/04/ev-china/.

companies.”47 General Motors believes this “supports GM’s ongoing efforts to develop a North American-focused EV supply chain and help put everyone in an EV.”48 Similar to General Motors’s relationship to Ganfeng Lithium, Microvast is also a Company under Chinese control, with Microvast going as far to say that the Chinese government “exerts substantial influence over the manner in which we must conduct our business activities and may intervene, at any time and with no notice.”49 50 This is another major operational risk for General Motors.

-The Chinese government has a history of seizing the assets of corporations and forcing them to restructure their debt obligations, as was the case with Anbang Insurance Group,51 HNA Group,52 CEFC China Energy,53 and others. U.S. Representative Mike Gallagher said that “there is no such thing as a private company in China… any American citizen or company operating in China could face investigation, prosecution or even imprisonment for regular business activities.”54

-The Chinese government also has a history of intimidating companies and manipulating them, as in the cases of the Apple,55 Marriott,56 Ant Group,57 Alibaba,58 and others. As a company with significant operations in China, General Motors could also face comparable intimidation from the Chinese government.

47 “Microvast and General Motors selected by the U.S. Department of Energy for $200 million grant” Nasdaq, November 2, 2022. See https://www.nasdaq.com/press-release/microvast-and-general-motors-selected-by-the-u.s.-department-of-energy-for-a-$200.

48 Ibid.

49 Hanchett, Ian. “Scalise: “Solyndra-style slush fund’ infrastructure spending is going to ‘companies that have to answer to China,’” Breitbart.com, December 7, 2022. See https://www.breitbart.com/clips/2022/12/07/scalise-solyndra-style-slush-fund-infrastructure-spending-is-going-to-companies-that-have-to-answer-to-china/.

50 “Prospectus: Mircovast Holdings, Inc.,” Quote Media, August 5, 2022. See https://app.quotemedia.com/data/downloadFiling?webmasterId=90423&ref=116869121&type=PDF&symbol=MVS
T&companyName=Microvast+Holdings+Inc.&formType=424B3&formDescription=Prospectus+%5BRule+424%2
8b%29%283%29%5D&dateFiled=2022-08-05&CK=1760689.

51 Miller, Matthew and Engen, Tham. “China seizes control of Anbang Insurance as chairman prosecuted,” Reuters, February 22, 2018. See https://www.reuters.com/article/us-china-anbang-regulation/china-seizes-control-of-anbang-insurance-as-chairman-prosecuted-idUSKCN1G7076.

52 “China plans to take over HNA Group and sell its airline assets as coronavirus hits business,” CNBC, February 19, 2020. See https://www.cnbc.com/2020/02/19/china-to-take-over-hna-group-and-sell-its-airline-assets-report-says.html.

53 Chang, Alfred and Lau, Dominic. “CEFC China Energy seized by Shanghai Government, SCMP reports,” Bloomberg, March 2, 2018. See https://www.bloomberg.com/news/articles/2018-03-02/cefc-china-energy-seized-by-shanghai-government-scmp-reports#xj4y7vzkg.

54 Gallagher, Mike. “US would be crazy to ignore growing hazards of doing business in China,” Fox News, May 17, 2023. See https://www.foxnews.com/opinion/us-crazy-ignore-growing-hazards-doing-business-china.

55 “Apple is censoring its App Store for China,” Tech Transparency Project, December 23, 2020. See https://www.techtransparencyproject.org/articles/apple-censoring-its-app-store-china.

56 “Marriott’s Broken China,” Wall Street Journal, November 19, 2021. See https://www.wsj.com/articles/marriotts-broken-china-hotel-prague-uighurs-11637364746.

57 Wei, Lingling. “China blocked Jack Ma’s Ant IPO after investigation revealed likely beneficiaries,” Wall Street Journal, February 16, 2021. See https://www.wsj.com/articles/china-blocked-jack-mas-ant-ipo-after-an-investigation-revealed-who-stood-to-gain-11613491292.

58 “China’s communist government employing intimidating tactics against big businesses, Alibaba founder Jack Ma staying in Japan: report,” OpIndia, December 1, 2022. See https://www.opindia.com/2022/12/alibaba-founder-jack-ma-shifts-to-japan-due-to-intimidating-tactics-of-ccp/.

-A geopolitical situation comparable to the Russian and Ukrainian war could put pressure on General Motors to cease operations in the region, as it did in Russia.59

Reputational and legal risk

General Motors operates in a very competitive environment, where reputational risks play a material role in customer decisions. Legal, political, or other reputational damage can hurt the brand, and thus the financial performance and value of a firm.

Reputational risks from doing business with China are relevant to shareholders, especially since the CCP’s actions frequently conflict with General Motors’s stated values and policies.

Privacy

-General Motors’s privacy statement says, “Your privacy is important to General Motors Company as is your trust in GM’s products and services. We want to you to know that the personal information you share with us will be treated with care.”60 In the Company’s statement on human rights, the Company says, “We are committed to respecting the privacy of individuals, including employees and customers. We follow globally recognized privacy principles and strive to implement reasonable practices in our collection, use, and sharing of personal information about individuals.”61 General Motors’s privacy commitments conflict with the reality that General Motors derives a significant portion of its revenue from a country that runs a massive surveillance program on over one billion citizens.62

-The CCP tracks its citizens using facial recognition63 and monitoring of social media posts.64 It punishes citizens using a “social credit” system that can cast out citizens from access to jobs, housing, and travel with no due process.65 The CCP monitors movements and suppresses dissent using QR codes.66

59 Moon, Brad. “140 companies that have pulled out of Russia,” Kiplinger’s, March 7, 2022. See https://www.kiplinger.com/investing/stocks/604317/companies-pulled-out-of-russia.

60 “General Motors Company U.S. consumer privacy statement,” General Motors, May 20, 2022. https://www.gm.com/content/dam/company/docs/us/en/gmcom/US_Consumer_Privacy_Statement_May%202022.pdf.

61 “Human rights policy,” General Motors, December 12, 2022. See https://www.gmsustainability.com/_pdf/policies/GM_Global_Human_Rights_Policy.pdf.

62 Ka, You. “Inside China’s surveillance state, built on high tech and a billion spies,” World Crunch, November 1, 2022. See https://worldcrunch.com/culture-society/china-surveillance-cameras.

63 Ma, Alexandra. “China is building a vast surveillance network – here are 10 ways it could be feeding its creepy ‘social credit system,’” Insider, April 29, 2018. See https://www.businessinsider.com/how-china-is-watching-its-citizens-in-a-modern-surveillance-state-2018-4?op=1.

64 Krolik, Aaron and Mozur, Paul. “A surveillance net blankets China’s cities, giving police vast powers,” New York Times, December 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html.

65 Kobie, Nicole. “The complicated truth about China’s social credit system,” Wired, July 6, 2018. See https://www.wired.co.uk/article/china-social-credit-system-explained.

66 Gan, Nectar. “China’s bank run victims planned to protest. Then their Covid health codes turned red,” CNN, June 15, 2022. See https://www.cnn.com/2022/06/15/china/china-zhengzhou-bank-fraud-health-code-protest-intl-hnk/index.html.

-While General Motors can’t be blamed for the CCP’s surveillance of consumer devices, it can be held accountable for whether its technology is empowering customers or the CCP.

Human rights and free expression

General Motors’s statement on human rights says, “We take seriously our responsibility to identify, prevent, mitigate, and mediate human rights related risks and impacts to which we may cause of contribute.”67

This statement conflicts with General Motors’ behaviors in a number of ways:

-  The Department of Labor recently added lithium-ion batteries to a list of goods known to be produced with child or forced labor.[68] Many batteries for electric vehicles use cobalt, most of which is mined in the Democratic Republic of Congo, “where children have been found to work at some mining sites.”[69] In 2016, an investigation published by Amnesty International found that “tens of thousands of Congolese children were working up to 12 hours a day at small cobalt mining sites across the country.”[70] It is estimated by the Department of Labor that thousands of children still work in these mines throughout the country. RAID was able to link the cobalt produced in these mines to General Motors’ supply chains.71

-An investigative article by the New York Times accused General Motors of using child labor in its United States supply chain. The article claimed that General Motors was using child labor to assemble auto parts in its factories in Michigan.72 The Company has also been accused of benefitting from forced labor of Uyghur and other ethnic minorities in the Xinjiang region of China.73

A company’s brand is a function of customer trust. When a company operates contrary to its stated values and policies, that trust can be broken and brand value damaged, in turn lowering the

67 “Human rights policy,” General Motors, December 12, 2022. See https://www.gmsustainability.com/_pdf/policies/GM_Global_Human_Rights_Policy.pdf.

68 Holzman, Jael & Iaconangelo, David. “U.S. shift on child labor may scramble EV sector,” Energy Wire, October 5, 2022. See https://www.eenews.net/articles/u-s-shift-on-child-labor-may-scramble-ev-sector/.

69 Ibid.

70 Ibid.

71 “The road to run?” RAID, November 2021. See https://www.raid-uk.org/sites/default/files/report_road_to_ruin_evs_cobalt_workers_nov_2021.pdf.

72 Dreier, Hannah. “Alone and exploited, migrant children work brutal jobs across the U.S.,” New York Times, February 25, 2023. See https://www.nytimes.com/2023/02/25/us/unaccompanied-migrant-child-workers-exploitation.html.

73 Lopez, Jonathan. “General Motors accused of forced labor in Chinese factories,” GM Authority, July 27, 2020. See https://gmauthority.com/blog/2020/07/general-motors-accused-of-forced-labor-in-chinese-factories/.

company’s market capitalization. Shareholders must have the ability to determine how General Motors is specifically addressing the reputational and legal risks related to doing business with China.

Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

As discussed in its proxy statement, “The UN Guiding Principles on Business and Human Rights (the UN Guiding Principles) serve as a guiding framework for our work related to human rights.”[74] That document states:

Because the risk of gross human rights abuses is heightened in conflict-affected areas, States should help ensure that business enterprises operating in those contexts are not involved with such abuses. In order to identify, prevent, mitigate, and account for how they address their adverse human rights impacts, business enterprises should carry out human rights due diligence.

Assessing actual and potential human rights impacts, integrating and acting upon findings, tracking responses, and communicating how impacts are addressed… In order to account for how they address their human rights impacts, business enterprises should be prepared to communicate this externally, particularly when concerns are raised by or on behalf of affected stakeholders.75

We agree with the aforementioned statements and argue that General Motors does not currently hold to them.

-General Motors provides limited information on its operations in China.76 General Motors fails to detail critical information, such as its Chinese supply chain and infrastructure.

-SEC-mandated disclosures of material risk do not address General Motors’s initiatives to mitigate those risks. According to SEC’s Division of Enforcement, “It is critical that public companies accurately disclose material business risks and timely disclose and account for loss contingencies that can materially affect their bottom line.” 77

74 74 “Human rights policy,” General Motors, December 12, 2022. See https://www.gmsustainability.com/_pdf/policies/GM_Global_Human_Rights_Policy.pdf.

75 “Guiding principles on business and human rights,” United Nations, June 16, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.

76 “2023 Proxy Statement,” General Motors Corporation, April 28, 2023. See https://www.cmcsa.com/static-files/1ff08d99-880f-4385-9dc5-6b04c7bbe1a3.

77 “Mylan to pay $30 million for disclosure and accounting failure relating to EpiPen,” U.S. Securities and Exchange Commission, April 19, 2019. See https://www.sec.gov/news/press-release/2019-194.

China is a clear driver of General Motors’s business performance, making its reliance on China a critical risk, as there are a number of factors that could harm the company. The United Nations calls on companies to “provide information that is sufficient to evaluate the adequacy of an enterprise’s response to the particular human rights impact involved.” If the Company is being guided by this principle and is already reporting “progress and developments related to supply chain governance, human rights, and compliance in our annual Sustainability Report,”78 then a report on the topics discussed should be easy to deliver and provide investors with meaningful insights.79

Conclusion

Doing business in and with China poses unique risks for General Motors, especially in light of the Company’s reliance there for revenue and future growth. While General Motors insists that existing disclosures and voluntary reports account for these risks, that is not the case. These disclosures and reports are vague and do not address risks specific to doing business in the communist country. What little information there is, is scattered among various reports, and meaningful information about General Motors’s assessment and response to China-related risks is missing, leaving shareholders in the dark as to the extent and nature of this risk.

As the United Nations Guiding Principles on Business and Human Rights states, “Showing involved communication, providing a measure of transparency and accountability to individuals or groups who may be impacted and to other relevant stakeholders, including investors.”80 This is a reasonable standard for General Motors to follow.

Having carefully considered these risks, we urge you to vote FOR Item No. 5 on General Motors Company’s 2023 Proxy, requesting a report on the nature and extent to which corporate operations are dependent on, and vulnerable to, Communist China.

Photo credits:

Page 3 – Chinese soldiers in Beijing/Luther Bailey, Creative Commons

Page 4 – Xi Jinping, UN Geneva/Creative Commons

Page 6 – GM Shanghai assembly plant, YouTube screen shot

Page 11 – Cobalt mining in Congo/IIED.org, Creative Commons

Page 12 – GM Headquarters in Detroit, Michigan Municipal League/Creative Commons

78 “General Motors 2023 Proxy Statement,” General Motors, April 28, 2023. See https://investor.gm.com/static-files/b64a3a95-3f28-41e5-b43f-afc8a50c7ce6.

79 “2023 Proxy Statement,” General Motors Corporation, April 28, 2023. See https://www.cmcsa.com/static-files/1ff08d99-880f-4385-9dc5-6b04c7bbe1a3.

80 “Guiding principles on business and human rights,” United Nations, June 16, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.

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For questions regarding General Motors Company – Item No. 5 – “Shareholder Proposal Requesting a Report on the Company’s Operations in China,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.